OPERATING AGREEMENT

OF

COILS TO LOCS, LLC

THIS OPERATING AGREEMENT (this "Agreement") of Coils to Locs, LLC, a Massachusetts limited liability company (the "Company"), effective as of the 24th day of May, 2019, by and between Dianne Austin, Pamela Shaddock (collectively, the "Members," and individually, a "Member") and the Company.

WHEREAS, the Company was formed as a limited liability company on May 24, 2019 (the "Formation Date") by filing a certificate of organization (the "Certificate of Organization") with the Secretary of the Commonwealth of Massachusetts (the "Secretary of the Commonwealth") pursuant to and in accordance with the Massachusetts Limited Liability Company Act, as amended from time to time (the "Act"); and

WHEREAS, the Members and the Company wish to enter into this Agreement setting forth the terms and conditions governing the operation and management of the Company.

NOW, THEREFORE, the Members and the Company agree as follows:

ARTICLE 1
The Company

1.1   *Formation.* The Company was formed on the Formation Date in accordance with the Act by the filing of the Certificate of Organization with the Secretary of the Commonwealth. The rights and liabilities of the Members and the Company will be determined pursuant to this Agreement and, to the extent required by the Act, the Act. To the extent that the rights or obligations of the Members are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement will, to the extent permitted by the Act, control.

1.2   *Name.* The name of the Company shall be "Coils to Locs, LLC" and its business shall be carried on in such name with such variations and changes as the Members shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company's operations are conducted.

1.3   *Business Purpose.* The general character of the business of the Company is to engage in any lawful business purpose or activity for which limited liability companies may be formed under the Act and to engage in any and all activities necessary or incidental thereto, including, without limitation, in the supply and distribution of medical wigs and distribution of beauty products.

1.4   *Powers.* The Company shall have and may exercise all the powers and privileges granted by the Act or by any other applicable law or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

1.5 *Registered Office*. The address of the office in the Commonwealth of Massachusetts at which the Company will maintain its records as required by the Act shall be as set forth in the Certificate of Organization or subsequent filing with the Secretary of the Commonwealth. The Company may at any time change this address by making the appropriate filing with the Secretary of the Commonwealth.

1.6 *Registered Agent*. The name and street address of the Company's resident agent in the Commonwealth of Massachusetts shall be as set forth in the Certificate of Organization or subsequent filing with the Secretary of the Commonwealth. The Company may at any time change this information by making the appropriate filing with the Secretary of the Commonwealth.

1.7 *Term*. The term of the Company commenced on the Formation Date and shall continue until the Company is dissolved and terminated in accordance with this Agreement.

ARTICLE 2
The Members

2.1 *The Members*. The names and addresses of the Members are as follows:

Name	Address
Dianne Austin	1452 Dorchester Avenue, Suite 4, Dorchester, MA 02122 USA
Pamela Shaddock	1452 Dorchester Avenue, Suite 4, Dorchester, MA 02122 USA

2.2 *Meetings*. The Company shall not be required to hold meetings of the Members annually. Special meetings of the Members may be called by the Members uanimously. The Members may hold meetings at the Company's principal office or at such other place as the Member(s) calling the meeting may designate in the notice for such meeting.

2.3 *Tax Representative*. The Members hereby appoint Dianne Austin as the "partnership representative" (the "Tax Matters Representative") as provided in Section 6223(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The Tax Matters Representative can be removed at any time by the unanimous vote of the Members, and shall resign if it is no longer a Member. In the event of the resignation or removal of the Tax Matters Representative, the Members shall select a replacement Tax Matters Representative by unanimous vote.

2.4   *Liability of the Members.* All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Members shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member.

2.5   *Admission of New Members.* One or more additional members may be admitted to the Company. Prior to the admission of any such additional members to the Company, the Members shall amend this Agreement or adopt a new operating agreement to make such changes as the Members shall determine to reflect the fact that the Company shall have such additional members that are bound by the Company's operating agreement. The Membership Interests of such newly admitted Member shall proportionately dilute the Membership Interests of the existing Members. Each additional member shall execute and deliver a supplement or counterpart to this Agreement, as necessary.

2.6   *Withdrawal.* A Member may withdraw from the Company only by the unanimous vote of the Members (excluding the withdrawing Member) upon sixty days' prior written notice to the Company and, upon the effective date of withdrawal, such withdrawing Member shall no longer be a Member and shall be deemed an assignee of its Membership Interest for all purposes until its Membership Interest is liquidated. A withdrawn Member shall have no right to any amount in liquidation of its Membership Interest until the dissolution and winding up of the Company or to any payment or distribution as a result of the withdrawal.

ARTICLE 3
Management by the Members

3.1   *Management by the Member.* The Members shall have exclusive and complete authority and discretion to manage the operations and affairs of the Company and to make all decisions regarding the business, property and affairs of the Company. Decisions or actions taken by any Members in accordance with this Agreement shall constitute decisions or action by the Company and shall be binding on the Company. Each Member is authorized to execute and deliver any document on behalf of the Company and (ii) each Member has the authority to bind the Company.

3.2   *Action by the Members.* The Members may approve a matter or take any action at a meeting or without a meeting. Any action that is to be voted on, consented to, or approved by the Members may be taken at a meeting at which a quorum is present with the affirmative vote of the Member(s) holding not less than the minimum number of votes required pursuant to Section 3.3. Any action that is to be voted on, consented to, or approved by the Members may be taken without a meeting and without prior notice if a written consent or consents signed by the Member(s) holding not less than the minimum number of votes required pursuant to Section 3.3 are delivered to the Company at its principal office by hand or by certified or registered mail, return receipt requested within sixty days of the earliest dated consent delivered to the Company with respect to such action. A record shall be maintained by the Company of each such action taken by written consent.

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3.3   *Votes Required.* Subject to any other provision of this Agreement, requiring the vote, consent, or approval of a different percentage of the Membership Interests, without the unanimous vote of the Members entitled to vote thereon, the Company shall not, and shall note enter into any commitment to:

(a)   Issue additional Membership Interests or other securities;

(b)   Incur any indebtedness, pledge or grant liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person in excess of $1,000 in a single transaction or series of related transactions, or in excess of $3,000 in the aggregate at any time outstanding. "Person" means an individual, corporation, partnership, joint venture, limited liability company, governmental authority, unincorporated organization, trust, association or other entity;

(c)   Make any loan or advance to, or a capital contribution or investment in, any Person in excess of $500;

(d)   Enter into or effect any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests of any Person, other than in the ordinary course of business consistent with past practice;

(e)   Enter into or effect any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of all or substantially all of the Company's assets; or

(f)   Settle any lawsuit, action, dispute, or other proceeding or otherwise assume any liability or agree to the provision of any equitable relief by the Company.

3.4   *Officers and Related Persons.* The Members shall have the authority to appoint and terminate officers of the Company (each, an "Officer") and retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such officers, employees, agents and consultants as the Member deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties. The Members may assign titles to particular officers. Unless the Members otherwise decide, if the title is one commonly used for officers of a business corporation formed under the applicable corporation laws of the Commonwealth of Massachusetts, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such officer by the Members pursuant to the first sentence of this Section 3.4. Any number of offices may be held by the same individual and all shall be deemed authorized signatories of the Company. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Members.

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ARTICLE 4
Capital Structure and Contributions

4.1   *Membership Interests.*   The Members are deemed to own Membership Interests in the amounts set forth opposite such Member's name on Exhibit A attached hereto. "Membership Interests" shall be stated as a percentage as provided on Exhibit A and means a Member's entire interest in the Company, including all economic rights, voting rights, control rights, and rights granted under applicable law and any other such rights or privileges that the Member may enjoy by virtue of being a member of the Company.

4.2   *Capital Contributions.* The amounts of contributions, in the form of cash, property, services or a promissory note or other obligation, by the Members to the Company (as such amounts may be amended from time to time, the "Capital Contributions"), if any, are set out in Exhibit A. No Member shall be entitled to receive any interest on its Capital Contributions or Capital Account (as defined below).

4.3   *Additional Capital Contributions.* The Members may, but shall not be obligated to, make additional capital contributions to the Company on such terms and conditions as the Members may determine by unanimous vote ("Additional Capital Contribution"). In the event that an Additional Capital Contribution is to be made to the Company pursuant to this Section 4.3, each Member shall be given notice ("Contribution Notice") specifying the amount of Additional Capital Contributions requested, their proposed uses, and the terms under which such Additional Capital Contributions are to be made. Each Member shall have the right, but not the obligation, to make a voluntary Additional Capital Contribution with an amount not to exceed its pro rata portion of the amount requested in the Contribution Notice, in proportion to their respective Membership Interests. To the extent a Member opts to not make an Additional Capital Contribution, such Member's Membership Interests will be diluted, proportionately.

4.4   *Capital Accounts.* A separate capital account ("Capital Account") shall be maintained for each Member in accordance with applicable regulations under the Code. Each Capital Account shall be (a) credited the amount of any cash or the net fair market value of any property actually contributed by such Member to the capital of the Company and such Member's share of the net profits of the Company and of any items in the nature of income or gain separately allocated to the Members; and (b) debited the amount of any cash and the net fair market value of any property distributed to such Member and such Member's share of the net losses of the Company and of any items in the nature of losses or deductions separately allocated to the Members. If any Member shall have a deficit balance in its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any capital contributions to the Company by reason thereof, except as may be required by applicable law or in respect of any negative balance resulting from such Member's withdrawal of capital or dissolution in contravention of this Agreement. For purposes of maintaining the Members' Capital Accounts, profits and losses shall be determined in accordance with Treasury Regulations Section 1.704-1(b). The Capital Accounts shall be adjusted by the Members upon the occurrence of an event described in

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Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) in the manner described in Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(5) and (g) if the Members determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members. "Treasury Regulations" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

4.5   *Return of Contributions*. The Capital Contributions of each Member is to be returned to such Member only upon the termination and liquidation of the Company, but Capital Contributions may be returned prior to such time if agreed upon by all Members.

ARTICLE 5
Profits, Losses and Distributions

5.1   *Profits and Losses*. For financial accounting and tax purposes, the Company's net profits or net losses ("Profits and Losses") shall be determined for each Fiscal Year. "Fiscal Year" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

5.2   *Allocation of Profits and Losses*. The Profits and Losses for each Fiscal Year will be allocated entirely among the Members pro rata in accordance with their Membership Interests.

(a)   Notwithstanding any other provision of this Agreement, "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i) and "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Membership Interests.

(b)   This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback" and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

(c)   All items of income, gain, loss, deduction and credit of the Company shall be allocated among the Members for federal, state and local income tax purposes consistent with the manner that the corresponding items are allocated among the Members pursuant to this Section 5.2, except as may otherwise be provided herein or under the Code.

5.3   *Distributions*. Distributions of available cash shall be made to the Members at the times and in the aggregate amounts determined by the unanimous vote of the Members. The distributions of the Company shall be allocated pro rata in accordance with each Member's respective Membership Interests. A Member, regardless of the nature

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of his or her Capital Contribution to the Company, shall have no right to demand or receive any distribution from the Company in any form other than cash. The Company may, at any time, and from time to time, make distributions in kind to the Members. If any assets of the Company are distributed in kind, such assets shall be distributed on the basis of their fair market value as determined by the Members.

5.4 *Tax "Gross-Up" Distributions*. If requested by a Member and approved by the unanimous vote of the Members, such Member may cause the Company to distribute cash to the Members in an amount equal to the sum of: (a) the product of (i) the Company's net taxable ordinary income and net taxable short-term capital gain allocated to such Member for such ended Fiscal Year multiplied by (ii) the highest marginal U.S. federal ordinary income tax rate applicable to individuals plus (b) the product of (i) the Company's net taxable long-term capital gain allocated to such Member for such ended Fiscal Year multiplied by (ii) the highest U.S. federal long-term capital gains tax rate applicable to individuals; *provided, however*, that no such distribution shall be made to the extent that funds are not reasonably available for such distribution by virtue of applicable law, contractual obligation or current or future needs of the Company. Such distribution to each Member may occur on a quarterly basis, but shall be made no later than the first day of the fourth month following the end of the Fiscal Year of the Company with respect to which such distribution is made. Distributions made pursuant to this Section 5.4 shall be applied against amounts otherwise distributable to the Members pursuant to Section 5.3.

ARTICLE 6
Dissolution

6.1 *Events of Dissolution*. The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events:

(a) The Members unanimously vote for dissolution;

(b) The sale, exchange, involuntary conversion, or other disposition or transfer of all or substantially all the assets of the Company; or

(c) Any other event or circumstance giving rise to the dissolution of the Company under Section 43 of the Act, unless the Company's existence is continued pursuant to the Act.

For the avoidance of doubt, the Company shall not dissolve upon the bankruptcy or insolvency of any Member or any assignee, and any Members or any assignee shall not cease to be a Member upon the bankruptcy or insolvency of the Member or assignee.

6.2 *Effect of Dissolution*. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be distributed in the following order of priority:

(a) First, to creditors, to the extent otherwise permitted by law, in

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satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof);

(b)   Second, to Members and former Members in satisfaction of liabilities for distributions;

(c)   Third, to the establishment of and additions to reserves that are determined by the Members to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(d)   Fourth, to the Members, on a pro rata basis in accordance with the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments for the taxable year of the Company in which the liquidation occurs.

6.3   *Certificate of Cancellation.* Upon the completion of the winding up of the Company, the Member shall file a certificate of cancellation in accordance with the Act.

ARTICLE 7
Transfers

7.1   *General Restrictions on Transfer.* Except as permitted pursuant to Section 7.3, no Member shall Transfer all or any portion of its Membership Interest in the Company, except with the written consent of all Members. "Transfer" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Membership Interests or any interest (including a beneficial interest) therein. "Transfer" when used as a noun shall have a correlative meaning. "Transferor" and "Transferee" mean a Person that makes or receives a Transfer, respectively.

7.2   *Prohibited Transfers.* Notwithstanding any other provision of this Agreement (including Section 7.3), each Member agrees that it will not Transfer all or any portion of its Membership Interest in the Company, and the Company agrees that it shall not issue any Membership Interests:

(a)   except as permitted under the Securities Act of 1933 (the "Securities Act") and other applicable federal or state securities or blue sky laws;

(b)   if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(c)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Act;

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(d)   if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes;

(e)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(f)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

7.3   *Permitted Transfers*. The provisions of Section 7.1 shall not apply to any Transfer by any Member of all or any portion of its Membership Interest to any of the following:

(a)   Any affiliate of such Member; or

(b)   With respect to a Member that is an individual: (i) such Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren), and the spouses of each such natural persons (collectively, "Family Members"); (ii) a trust under which the distribution of such Membership Interest may be made only to such Member and/or any Family Member of such Member; (iii) a charitable remainder trust, the income from which will be paid to such Member during his or her life; (iv) a corporation, partnership, or limited liability company, the shareholders, partners, or members of which are only such Member and/or Family Members of such Member; or (v) such Member's executors, administrators, testamentary trustees, legatees, or beneficiaries, by will or the laws of intestate succession.

7.4   *Effect of Prohibited Transfers*. Any Transfer or attempted Transfer of any Membership Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Membership Interest for all purposes of this Agreement.

7.5   *Effect of Permitted Transfers*. For the avoidance of doubt, any Transfer of a Membership Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Membership Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Membership Interest" unless otherwise explicitly agreed to by the parties to such Transfer. A Transferee shall be bound by all the obligations of the Members under this Agreement, and have all the rights and powers of the assigning Member under this Agreement, including, without limitation, all economic rights, voting rights, control rights, and rights granted under applicable law, in each case, without the need for further consents or actions of any other Person, the Company, or Member.

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ARTICLE 8
Exculpation and Indemnification

8.1   *Exculpation.* Notwithstanding any other provisions of this Agreement, whether express or implied, or any obligation or duty at law or in equity, neither the Members, nor any officers, directors, managers, stockholders, members, partners, employees, affiliates, representatives or agents of the Members, or any officer, employee, representative or agent of the Company (individually, a "Covered Person" and, collectively, the "Covered Persons") shall be liable to the Company or any other person for any act or omission (in relation to the Company, its property or the conduct of its business or affairs, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted by a Covered Person in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by this Agreement.

8.2   *Indemnification.* To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Member from and against any and all losses, claims, demands, liabilities, expenses (including attorneys' fees), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("Claims"), in which the Member may be involved, or threatened to be involved, as a party or otherwise, by reason of any act or omission or alleged acts or omissions (whether or not constituting negligence or gross negligence) performed or omitted by the Member on behalf of the Company and within the scope of the authority granted to such Member. A Member shall not be entitled to indemnification under this Section 8.2 with respect to (a) any Claim with respect to which such Member has engaged in fraud or willful misconduct or (b) any Claim initiated by such Member unless such Claim (or part thereof) (i) was brought to enforce such Member's rights to indemnification hereunder or (ii) was authorized or consented to by all Members. Expenses incurred by a Member in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim so long as the Member agrees in writing to repay, or cause to be repaid, such amount if it shall be ultimately determined that such Member is not entitled to be indemnified by the Company as authorized by this Section 8.2. For the avoidance of doubt, any advancement, reimbursement and indemnification under this Section 8.2 shall be provided out of and to the extent of Company assets only, and neither the Members nor any other person shall have any personal liability on account thereof.

8.3   *Exculpation and Indemnification Amendments.* Any repeal or modification of this Article 8 by the Members shall not adversely affect any rights of any Member pursuant to this Article 8, including the right to indemnification and to the advancement of expenses of a Member existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

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ARTICLE 9
Miscellaneous

9.1 _Certification._ The Company may, but shall not be required to, issue certificates evidencing Membership Interests in the Company.

9.2 _Books and Records._ The Company shall keep or cause to be kept complete and accurate books and records of the Company, using the same methods of accounting which are used in preparing the federal income tax returns of the Company to the extent applicable and otherwise in accordance with generally accepted accounting principles consistently applied. Such books and records shall be maintained and be available, in addition to any documents and information required to be kept under the Act, at its principal office, for examination and copying by any Member, or his or her duly authorized representative, at his or her reasonable request and at his or her expense during ordinary business hours.

9.3 _Tax Treatment._ In accordance with the Code Section 704(c) and the Treasury Regulations promulgated under Code Section 704(c), income, gain, loss and deduction with respect to any property contributed in-kind to the Company as an Additional Capital Contribution, and with respect to any property that is revalued on the books of the Company will be allocated, solely for U.S. federal income tax purposes, to the Members so as to take into account any variation between the tax basis of such contributed or revalued property and such contributed or revalued property's fair market value at the time of contribution or revaluation. Any elections or decisions related to the method or manner in which allocations of income, gain, loss and deduction are made pursuant to the Code Section 704(c), or the Treasury Regulations promulgated under the Code Section 704(c), will be made by the Members. Except as otherwise provided in this Agreement, all items of income, gain, loss or deduction, and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Profits and Losses, as the case may be, in the Members discretion.

9.4 _Notices._ All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand; (b) when received by the addressee if sent by a nationally recognized overnight courier; (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following address (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.4):

If to the Company: 1452 Dorchester Avenue
                      Suite 4
                      Dorchester, MA 02122 USA

                      Email: info@coilstolocs.com

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Attention: Dianne Austin

If to a Member: To such Member's respective mailing address, fax number, or email address, as set forth on Exhibit A.

9.5   *Amendments*. Amendments to this Agreement and to the Certificate of Organization shall be approved in writing by the unanimous vote of the Members. An amendment shall become effective as of the date specified in the approval or if none is specified as of the date of such approval or as otherwise provided in the Act.

9.6   *Successors and Assigns*. Subject to the restrictions on transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and permitted assigns. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of any Member (including any Member acting in his or her capacity as a creditor of the Company).

9.7   *No Waiver*. The failure of any Member to insist upon strict performance of a covenant hereunder or of any obligation hereunder, irrespective of the length of time for which such failure continues, shall not be a waiver of such Member's right to demand strict compliance in the future. No consent or waiver, expressed or implied, to or of any breach or default in the performance of any obligation hereunder, shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation hereunder.

9.8   *Creditors*. None of the provisions of this Agreement shall be for the benefit of, or enforceable by, any creditor of any Member or of the Company, other than a Member that is such a creditor of the Company in his, her or its capacity as a Member.

9.9   *Severability*. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; *provided, however,* that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the expectations of the Members regarding this Agreement. Otherwise, any invalid or unenforceable provision shall be replaced by the Members with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

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9.10　*Governing Law.* This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to the principles of conflicts of laws thereof. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with this Agreement or the transactions contemplated hereby shall be brought in the federal courts of the United States of America or the courts of the State of Massachusetts, in each case located in the City of Boston and County of Suffolk. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

9.11　*Counterparts.* This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall be deemed to be one and the same agreement.

9.12　*Entire Agreement.* This Agreement, together with the Certificate of Organization and all related exhibits and schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

[Signature page follows]

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IN WITNESS WHEREOF, the undersigned has duly executed this Agreement effective as of the day first above written.

COMPANY:

COILS TO LOCS, LLC

By: Dianne Austin, its member

By: _____

Name: Dianne Austin

MEMBERS:

By: _____

Name: Dianne Austin

By: _____

Name: Pamela Shaddock

Exhibit A

Membership Interests

As of September, 18, 2022

Member	Contributions	Membership Interest	Address
DIANNE AUSTIN	$12,195	50%	Coils to Locs 1452 Dorchester Avenue, Suite 4, Dorchester, MA 02122 USA Email: daustin@coilstolocs.com Attention: Dianne Austin
PAMELA SHADDOCK	$0	50%	Coils to Locs 1452 Dorchester Avenue, Suite 4, Dorchester, MA 02122 USA Email: pshaddock@coilstolocs.com Attention: Pamela Shaddock

[*Exhibit A to Limited Liability Company Agreement of Coils to Locs, LLC*]